                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                  ANNUAL REPORT
                   PURSUANT TO SECTION 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2000
                             COMMISSION FILE NUMBER
                                                   ------------


                        ACS SHARED SERVICES SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)


                                 --------------


                       AFFILIATED COMPUTER SERVICES, INC.
                                (NAME OF ISSUER)


                            2828 NORTH HASKELL AVENUE
                               DALLAS, TEXAS 75201
                          (PRINCIPAL EXECUTIVE OFFICE)



Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                         William L. Deckelman, Jr., Esq.
             Executive Vice President, Secretary And General Counsel
                       Affiliated Computer Services, Inc.
                            2828 North Haskell Avenue
                               Dallas, Texas 75201
                                 (214) 841-6144

                              REQUIRED INFORMATION

         The ACS Shared Services Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974. Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                               INDEX TO EXHIBITS

Exhibit No.                  Description
-----------                  -----------

23                           Consent of Salmon, Beach & Company, P.C.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


ACS SHARED SERVICES SAVINGS PLAN

By:      /s/ Lora Villarreal
Name:    Lora Villarreal
Title:   Administrative Committee Member

Date:    June 29, 2001

                        ACS SHARED SERVICES SAVINGS PLAN

                              FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                        ACS SHARED SERVICES SAVINGS PLAN
                                TABLE OF CONTENTS
                                DECEMBER 31, 2000


Independent Auditors' Report...........................................................................    1


Statements of Net Assets Available for Benefits December 31, 2000 and 1999.............................    3


Statement of Changes in Net Assets Available for Benefits-For the year ended December 31, 2000.........    4


Notes to Financial Statements..........................................................................  5-9


Supplemental Schedule..................................................................................   10

                          INDEPENDENT AUDITORS' REPORT

To the Participants and Plan Committee of the ACS Shared Services Savings Plan

We have audited the accompanying statement of net assets available for benefits of ACS Shared Services Savings Plan ("Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by Connecticut General Life Insurance Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the year ended December 31, 2000 that the information provided to the plan administrator by the trustee is complete and accurate.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

ACS Shared Services Savings Plan
Page two

                    INDEPENDENT AUDITORS' REPORT (CONTINUED)

Our audit of the Plan's financial statements were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, except for the effects on the Schedule of Assets Held For Investment Purposes of such adjustments, if any, as might have been determined to be necessary had we performed procedures with respect to the information summarized in Note 6 as described in the second preceding paragraph, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      Salmon, Beach & Company,
                                      A Professional Corporation
                                      Certified Public Accountants & Consultants

June 18, 2001
Dallas, Texas

                        ACS SHARED SERVICES SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999


                                                                                         2000                1999
                                                                                     -------------       -------------
Funds held in Connecticut General Life Insurance Guaranteed Income Fund               $ 1,853,444         $ 2,134,246

Participant Directed Investments:
    Pooled separate accounts held by Connecticut General Life Insurance
       At fair value:
       Corporate Bond Fund                                                                 27,993              17,517
       High Yield Bond Fund                                                                    --               1,438
       Cigna Lifetime60                                                                     4,104               1,925
       Cigna Lifetime50                                                                    45,053              19,514
       Cigna Lifetime40                                                                   107,202              27,539
       Cigna Lifetime30                                                                   116,368             131,451
       Cigna Lifetime20                                                                    70,657              50,186
       Invesco Total Return                                                                74,478              68,369
       Large Company Stock Index Fund                                                     325,680             338,747
       Fidelity Equity Income II                                                               --              15,008
       Large Growth Putnam                                                                395,343             307,043
       Neuberger & Berman Partners                                                         58,066              55,943
       Fidelity Advisor Equity Growth                                                     235,982             149,553
       Fidelity Advisor Growth Opportunity                                                     --              73,290
       American Century Ultra Fund                                                             --              98,161
       Small Growth Fiduciary                                                              58,684                 780
       Lazard Small Cap                                                                        --              14,482
       Janus Worldwide                                                                    221,051             194,829

    ACS Stock                                                                             213,124             104,996
    Participant Loans                                                                     147,015             169,910
                                                                                     -------------       -------------


NET ASSETS AVAILABLE FOR BENEFITS                                                     $ 3,954,244         $ 3,974,927
                                                                                     =============       =============

   The accompanying notes are an integral part of these financial statements.

                        ACS SHARED SERVICES SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000

Additions:

    Contributions:
      Participants                                                        $   433,502
      Employer                                                                230,446
                                                                         -------------
                                                                              663,948
                                                                         -------------
           Total contributions
    Earnings on investments:
      Net realized/unrealized depreciation on investments                    (143,629)
      Interest/dividends                                                      108,349
                                                                         -------------
        Total earnings on investments                                         (35,280)
                                                                         -------------
           Total additions                                                    628,668
                                                                         -------------

Deductions:

      Benefits paid to participants                                           642,585
      Plan expenses                                                             6,766
                                                                         -------------
           Total deductions                                                   649,351
                                                                         -------------

Decrease in net assets                                                        (20,683)

Net Assets Available for Benefits:

Beginning of period                                                         3,974,927
                                                                         -------------
End of period                                                             $ 3,954,244
                                                                         =============

   The accompanying notes are an integral part of these financial statements.

                        ACS SHARED SERVICES SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


NOTE 1.  PLAN DESCRIPTION
The following description of the ACS Shared Services, Inc. (Company) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL
The Plan was established on April 1, 1998 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code (IRC) of 1986. The Plan has not received a determination letter from the Internal Revenue Service as of the report date. However, the Plan administrator and Trustee believe that the Plan complies with the applicable provisions of the IRC.

Participants in the Plan have the option of investing their contributions to the Plan in the following funds:

GENERAL ACCOUNT
       CIGNA Charter Guaranteed Income Fund is a fixed income fund that invests in a diversified portfolio of high quality, fixed income instruments (primarily intermediate-term bonds and commercial mortgages) within Connecticut General Life Insurance Company's General Account. The principal and interest earnings are guaranteed by CIGNA.

SEPARATE ACCOUNTS
       Corporate Bond Fund invests in investment grade, publicly traded U.S. dollar denominated corporate bonds.

       High Yield Bond Fund invests in high yield publicly traded U.S. Corporate bonds.

       CIGNA Lifetime Funds are comprised of five distinct funds offering a range of risk/return characteristics for 20, 30, 40, 50 and 60 year olds. These funds include different bond/stock mixes that are appropriate for individuals at different stages of their lives.

       Invesco Total Return Fund invests in both equity and fixed income securities to achieve capital appreciation.

       Large Company Stock Index Fund, managed by TimesSquare Capital Management, Inc., invests in stocks that comprise the S&P 500 stock index.

       Fidelity Equity-Income II Fund invests in income driven domestic and foreign common stocks, preferred stocks, convertible securities and bonds. The Fund also seeks capital appreciation.

       Large Company Stock - Growth Fund, managed by Putnam, invests primarily in the equity securities selected from 600 to 1,000 companies that have market capitalization of at least $2 billion, a minimum of 10% earnings per share growth on a five year basis and evidence of ample liquidity.

                        ACS SHARED SERVICES SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000


NOTE 1.  PLAN DESCRIPTION (CONTINUED)
SEPARATE ACCOUNTS (CONTINUED)
       Neuberger & Berman Partners Fund invests in stocks that are perceived to be selling below market value in order to obtain growth of capital.

       Fidelity Advisor Equity Growth Fund invests in stocks of companies that have above-average growth potential to obtain capital appreciation.

       Fidelity Advisor Growth Opportunities Fund invests in common stocks and securities which are convertible into the common stock of companies believed to have long-term growth potential.

       American Century Ultra Fund invests primarily in large companies that will maximize growth of capital over time.

       Small Company Stock - Growth Fund, managed by Fiduciary Trust Company International, invests primarily in the common and preferred stock of U.S. companies with market capitalization between $30 million and $3 billion with a focus on growing companies involved in new product development and technological breakthroughs.

       Lazard Small Cap Portfolio invests primarily in small-cap equity securities.

       Janus Worldwide Account invests primarily in common stocks of foreign and domestic stocks to provide long-term growth of capital and preservation of capital.

       Affiliated Computer Services (ACS) stock is an investment in the Company's common stock. This stock belongs to the parent company of the Plan's sponsor.

FUNDING
The Plan is a defined contribution plan wherein participants elect to reduce their compensation and have such reductions contributed to the Plan on their behalf. The Plan covers employees of the Company who are not covered by a collective bargaining agreement, who have one year of service, attained the age of 18, have at least 500 hours of service, and elect to participate.

Participating employees may contribute up to fifteen percent of covered compensation through payroll deductions or the maximum amount permitted under applicable Internal Revenue Service provisions. The Company may make a discretionary contribution to the Plan based on a percentage of employee compensation and Company profitability as decided by the Company's Board of Directors. Matching contributions are funded bi-weekly. For the year ended December 31, 2000, the Company made matching contributions of 100% up to 3% of employee compensation.

                        ACS SHARED SERVICES SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000


NOTE 1.  PLAN DESCRIPTION (CONTINUED)
ALLOCATION
Each participant's account is credited with the participant's contribution and allocated to each participant's account upon receipt. Investment income or loss is allocated daily based on the ratio of each participant's account balance at the end of each day.

VESTING
Employee contributions are 100% vested. Employer matching contributions have the following vesting schedule:

              Years of Vesting Service                Vested Interest
              ------------------------                ---------------
                 Less than 1                                 0%
                 1 but less than 2                          20%
                 2 but less than 3                          40%
                 3 but less than 4                          60%
                 4 but less than 5                          80%
                 5 or more                                 100%

PARTICIPANT NOTES RECEIVABLE
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the Participant Notes fund. Loan terms range from 1-5 years or within a reasonable time if the purpose of the loan is to acquire a primary residence. The balance in the participant's account secures the loans. The interest rates, unless otherwise determined by the trustee, range from 9 percent to 10.5 percent. Principal and interest is paid ratably through weekly payroll deductions. Participant notes receivable are valued at cost which approximates fair values.

TERMINATION
The Company's Board of Directors may terminate the Plan at any time. Upon termination, the Board of Directors may elect to distribute to each participant, or his or her beneficiary, the proportionate share of the Plan's assets as determined by the individual account balances on the date of termination, or continue the existence of the trust for the purpose of paying benefits as they become due under the terms of the Plan. In addition, upon termination of the Plan, participants' vested interest in employer contributions shall be 100%.

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or one of various installment payments available under the Plan.

FORFEITURES
The Company may reduce employer contributions by forfeitures occurring during the Plan Year that are not used to pay Plan expenses. At December 31, 2000, the Plan maintained a balance of $7,085 in a forfeiture account.

                        ACS SHARED SERVICES SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
This summary of significant accounting policies of the Plan is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Plan's administrator, who is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, such as fair value. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
CIGNA Retirement and Investment Services holds the Plan's investments. The fair value per unit/share is stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS
Benefit payments are recorded when paid.

NOTE 3.  INCOME TAX STATUS
The Plan has not received a determination letter from the Internal Revenue Service as of the report date. However, the Plan administrator and the Plan's tax counsel believe that the Plan complies with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 4.  TERMINATED EMPLOYEE INFORMATION
The Plan holds balances of $218,585 for 22 terminated employees at December 31, 2000.

                        ACS SHARED SERVICES SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                                DECEMBER 31, 2000


NOTE 5.  INVESTMENTS
The Plan maintains the following investments, which represent 5% or more of net assets available for benefits at December 31, 2000:

            Guaranteed Income Fund                       $ 1,853,444
            Large Company Stock Index Fund                   325,680
            Large Growth Putnam                              395,343
            Fidelity Advisor Equity Growth                   235,982
            Janus Worldwide                                  221,051
            ACS Stock                                        213,124

NOTE 6. INFORMATION CERTIFIED BY TRUST COMPANY
Under the Department of Labor's ("DOL") regulations, certain assets and related information held by a bank, trust company, or similar institution or an insurance company that is regulated and subject to periodic examination by a state or federal agency does not have to be audited, provided the plan administrator exercises this option and the institution holding the assets certifies the required information. CIGNA has provided certification as to the completeness and accuracy of all information presented in the accompanying statements of net assets available for plan benefits as of December 31, 2000, and in the statement of changes in net assets available for plan benefits for the year then ended, except for participant loan information. The accompanying supplemental schedule also includes information certified by CIGNA as being complete and accurate except for information related to participant loans and investment costs.

NOTE 7. RELATED PARTY TRANSACTIONS
The Plan invests in units of pooled separate accounts managed by a subsidiary of CIGNA, who acts as custodian of the Plan's assets as defined, by the Plan. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transaction rules.

NOTE 8.  SUBSEQUENT EVENT
It is anticipated that the Plan's assets will be consolidated into a multi-employer plan of Affiliated Computer Services (parent company) as of July 1, 2001.

                        ACS SHARED SERVICES SAVINGS PLAN
                                DECEMBER 31, 2000









                              SUPPLEMENTAL SCHEDULE

ACS SHARED SERVICES SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 2000 EIN# 75-2652235
PLAN NUMBER: 001


        (b) IDENTITY OF ISSUE,          (c) DESCRIPTION OF INVESTMENT, INCLUDING
         BORROWER, LESSOR, OR                 MATURITY DATE, RATE OF INTEREST,                            (e) CURRENT
(a)         SIMILAR PARTY                   COLLATERAL, PAR, OR MATURITY VALUE          (d) COST             VALUE
---     ----------------------          ----------------------------------------     -------------       -------------
 *      CIGNA                           Chtr Guaranteed Income Fund                   $ 1,853,444         $ 1,853,444

 *      CIGNA                           Chtr Corporate Bond-CIGNA                          25,944              27,993

 *      CIGNA                           Chtr High Yield Bond-CIGNA                                                 --

 *      CIGNA                           CIGNA Lifetime60                                    3,891               4,104

 *      CIGNA                           CIGNA Lifetime50                                   43,243              45,053

 *      CIGNA                           CIGNA Lifetime40                                  104,369             107,202

 *      CIGNA                           CIGNA Lifetime30                                  102,207             116,368

 *      CIGNA                           CIGNA Lifetime20                                   66,433              70,657

 *      CIGNA                           CIGNA Chtr Balanced Fund I-Invesco                 73,568              74,478

 *      CIGNA                           Chtr Large Co Stk Index-CIGNA                     296,425             325,680

 *      CIGNA                           Fid Adv Equity Income                                                      --

 *      CIGNA                           Chtr Lg Co Stk Growth-Putnam                      392,717             395,343

 *      CIGNA                           Neuberger & Berman Partners                        52,878              58,066

 *      CIGNA                           Fid Adv Equity Growth                             252,772             235,982

 *      CIGNA                           Fid Adv Growth Opportunities                                               --

 *      CIGNA                           American Century Ultra Account                                             --

 *      CIGNA                           Chtr Sm Co Stk Growth-Fiduciary                    62,470              58,684

 *      CIGNA                           Lazard Small Cap Portfolio                             --                  --

 *      CIGNA                           Janus Worldwide Account                           219,546             221,051

 *      NATL FINANCIAL SERVICES CORP    Affiliated Computer Services Stock                136,587             213,124

                                        Participant Loans at 9% to 10.5%                       --             147,015
                                                                                     -------------       -------------
                                                                                      $ 3,686,494         $ 3,954,244
                                                                                     =============       =============

*      Denotes a party-in-interest

                               INDEX TO EXHIBITS


Exhibit No.                  Description
-----------                  -----------

23                           Consent of Salmon, Beach & Company, P.C.